Exhibit 99.3

Apollomics Reports First Half 2023 Financial Results and Provides Corporate Update

Phase 2 data from vebreltinib (APL-101), a highly selective cMet inhibitor, in patients with NSCLC with MET exon14 skipping mutation expected second half 2023

Approximately $52.6 million in cash, cash equivalents, and investments at June 30, 2023; Cash runway to mid-year 2024

Debuted as a publicly traded targeted oncology company March 30, 2023

Management to host conference call Monday, October 2, 2023 at 8:30 a.m. ET

FOSTER CITY, CALIF. – September 28, 2023 – Apollomics Inc. (Nasdaq: APLM) (the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced its financial results for the six months ended June 30, 2023, and provided a corporate update.

“The first half of 2023 was a period of significant accomplishment, culminating in the completion of our business combination and listing on Nasdaq, which positions us well to advance our lead product candidate, vebreltinib, in non-small cell lung cancer and other solid tumors with MET dysregulation, as well as other product candidates in development,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “We remain on track to generate key clinical data across our pipeline later this year and into 2024, including for our two late-stage candidates, vebreltinib and uproleselan.”

Pipeline Update

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Vebreltinib (APL-101) – a highly specific cMet inhibitor in non-small cell lung cancer (NSCLC) and other solid tumors with cMet dysregulation
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The Company expects results from SPARTA, its ongoing global Phase 2 multi-cohort clinical trial in NSCLC and other solid tumors with cMet dysregulations (NCT03175224), in the second half of 2023. Based on a meeting with the U.S. Food and Drug Administration in July 2023, the Company believes data from this trial in combination with data from the Phase 2 KUNPENG study (NCT04258033) by Beijing Pearl (China partner) may support its first new drug application (NDA) for the treatment of NSCLC with MET exon14 skipping mutation with the U.S. FDA, while generating clinical data on other indications.
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The vebreltinib NDA for treatment of NSCLC with MET exon14 skipping mutation was submitted by Beijing Pearl to the China National Medical Products Administration (NMPA) in September 2022, with an NDA review decision anticipated in 2023.
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The Company has received orphan drug designation of vebreltinib for the treatment of NSCLC with MET genomic tumor aberrations from the U.S. FDA.
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Uproleselan (APL-106) – an E-selectin inhibitor as an adjunct to chemotherapy in acute myeloid leukemia (AML) treatment with Breakthrough Therapy designation

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The Company expects to complete patient recruitment of its Phase 3 bridging clinical study for uproleselan for the treatment of relapsed/refractory (r/r) AML in China in 2023.
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The U.S. National Cancer Institute is sponsoring an ongoing Phase 2/3 study for treatment of newly diagnosed older adults with AML who are fit for chemotherapy.
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GlycoMimetics, Apollomics’ collaboration partner in the U.S., expects topline results from its pivotal Phase 3 study of uproleselan in r/r AML by the end of the second quarter of 2024.
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Product pipeline
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The Company’s pipeline includes nine novel oncology drug candidates, six of which are currently in the clinical stage of development, using targeted therapy, immuno-oncology agents and other innovative approaches to potentially address a range of cancers, including lung cancer, brain cancer, AML and other solid tumors.

Business Highlights

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Debuted as a publicly traded targeted oncology company: On March 29, 2023, Apollomics completed its business combination with Maxpro Capital Acquisition Corp. Apollomics’ Class A ordinary shares and public warrants began trading on March 30, 2023, on the Nasdaq Capital Market under the symbols "APLM" and “APLMW”, respectively.

First Half 2023 Financial Results

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Cash, cash equivalents and investments as of June 30, 2023 were approximately $52.6 million, compared with $58.9 million as of December 31, 2022. In March 2023, the Company raised $23.7 million in a private placement in public equity (PIPE) financing, before transaction expenses. Based on current projections, the Company believes its cash position is sufficient to fund planned operations into the second half of 2024.
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Research and development (R&D) expenses were $16.5 million, including stock-based compensation of $2.8 million, in the first six months of 2023, compared to $18.0 million, including stock-based compensation of $1.3 million, in the same period of 2022. The decrease in R&D expenses was due primarily to one-time expenses in 2022 associated with drug substance manufacturing and a license in China.
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General and administrative (G&A) expenses were $9.7 million, including stock-based compensation of $2.4 million, in the first six months of 2023, compared to $5.1 million, including stock-based compensation of $0.8 million, in the same period of 2022. The increase in G&A expenses was due primarily from directors’ and officers’ insurance as a result of being a publicly listed company and an increase in employee stock-based compensation.
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The net loss for the first six months of 2023 was $(150.7) million, or $(2.55) per diluted share, compared with a net loss for the first six months of 2022 of $(3.4) million, or $(0.68) per diluted share. The increase in net loss is due primarily to a $76.4 million expense to the change in fair value of the preferred shares in the first six months of 2023, compared to a $23.7 million benefit to the change in fair value of the preferred shares in the first six months of 2022, and a charge of $45.5 million in the six months ended June 30, 2023 for the excess of fair value of shares exchanged over the fair value of net tangible assets acquired in the business combination booked to other expense. The change in the fair value of the preferred shares during the six months ended 2023 is due to their write-up of fair value at the date of the conversion into common shares at the time of the business combination.
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The weighted average diluted common shares outstanding for the first six months of 2023 was approximately 59,000,000, compared to approximately 46,364,000 in the same period of 2022.

First Half 2023 Financial Results Conference Call

Apollomics’ management team will host a conference call and webcast at 8:30 a.m. ET to discuss the financial results and provide a corporate update.

A live webcast will be available at https://ir.apollomicsinc.com/news-events/events

Participants may also pre-register any time before the call here. Once registration is completed, participants will be provided a dial-in number with a personalized conference code to access the call. Please dial in 15 minutes prior to the start time.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include investigating its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and developing an anti-cancer enhancer drug candidate, uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia (AML) and other hematologic cancers, which is currently in a Phase 3 bridging clinical trial in China. Outside of China, enrollment is complete utilizing uproleselan in combination with standard chemotherapy in a Phase 3 trial sponsored by GlycoMimetics in relapsed or refractory AML and a Phase 2/3 trial sponsored by the U.S. National Cancer Institute in first-line AML.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, revenue guidance, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) risks related to the ongoing COVID-19 pandemic and response; (vii) the risk that Apollomics may not be able to develop and maintain effective internal controls; (viii) unfavorable changes to the regulatory environment; and those risks and uncertainties discussed in the Annual Report on Form 20-F and Registration Statement on Form F-1 (as amended or supplemented from time to time) filed by Apollomics, Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results and/or could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can Apollomics assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Apollomics undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If Apollomics updates one or more forward-looking statements, no inference should be drawn that Apollomics will make additional updates with respect to those or other forward-looking statements.

CONTACTS
Investor Relations
Peter Vozzo
ICR Westwicke
Peter.Vozzo@westwicke.com
+1-443-213-0505

Media Relations
Sean Leous
ICR Westwicke
Sean.Leous@westwicke.com
+1-646-866-4012

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE

LOSS (UNAUDITED)

(All amounts in thousands of US$, except for per share data)

	Six Months Ended June 30,
	2023	2022
	US$	US$
Other income	401	756
Foreign exchange gains and (losses)	(2,104)	(725)
Fair value change of financial assets at FVTPL	460	32
Fair value change of financial liabilities at FVTPL	676	—
Fair value change of convertible preferred shares	(76,430)	23,669
Research and development expenses	(16,108)	(17,999)
Administrative expenses	(9,652)	(5,097)
Finance costs	(60)	(44)
Other expense	(47,457)	(4,008)
Loss before taxation	(150,684)	(3,416)
Income tax expenses	(10)	(1)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	(150,694)	(3,417)
Loss per share
Basic loss per common share (US$)	(2.55)	(0.12)
Diluted loss per common share (US$)	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	59,000	46,364

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

	As of June 30, 2023 (Unaudited)	As of December 31, 2022
	US$	US$
Non-current assets
Plant and equipment, net	439	485
Right-of-useassets	678	991
Intangible assets	14,767	14,778
Rental deposits	119	124
Time deposits with maturity greater than twelve months	—	4,307
Total non-current assets	16,003	20,685

Current assets
Deposits,prepayments and deferred expenses	2,759	1,176
Financial assets at fair value through profit and loss ("FVTPL")	20,400	19,067
Time deposits with maturity less than twelve months	6,920	2,872
Cash and cash equivalents	25,296	32,675
Total current assets	55,375	55,790

Total assets	71,378	76,475

Current liabilities
Other payables and accruals	12,804	11,675
Accounts payable and accrued offering costs	947	—
Financial liabilities arising from unvested restricted shares	—	68
Lease liabilities	385	614
Total current liabilities	14,136	12,357

Net current assets	41,239	43,433

Total assets less current liabilities	57,242	64,118

Non-current liabilities
Lease liabilities	294	377
Warrant liabilities	1,251	—
Convertible preferred shares	—	511,861
Total non-current liabilities	1,545	512,238

Net assets (liabilities)	55,697	(448,120)

Equity
Share capital	—	3
Apollomics class A ordinary shares	1	—
Apollomics class B ordinary shares	8	—
Treasury shares	—	(68)
Share premium	661,472	12,317
Reserves	19,312	14,228
Accumulated losses	(625,096)	(474,600)
Total equity (deficit)	55,697	(448,120)